PACIFIC

WEBWORKS [LOGO]

April 26, 2011

Via EDGAR

Craig Wilson, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Pacific WebWorks, Inc.

Item 4.01 Form 8-K

Filed February 2, 2011

File No.  0-26731

Dear Mr. Wilson,

This letter is in response to your letter dated April 21, 2011 regarding the Public Company Accounting Oversight Board’s revocation of the registration of Pacific WebWorks, Inc.’s former auditor, Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm Bierwolf”).  The purpose of this letter is to inform you of the actions that Pacific WebWorks, Inc (the “Company”) intends to take to address this matter.

As of the date of this letter, the Company has engaged another Public Company Accounting Oversight Board (“PCAOB”) registered accounting firm to re-audit the year ended December 31, 2009 and those financial statements will be included in the Company’s amended Form 10K for December 31, 2010.  The Company intends to file an amendment No. 1 to the Form 8-K filed on February 2, 2011 disclosing the revocation of Chisholm Bierwolf’s registration with the PCAOB.

The Company hopes that this response to your letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/Kenneth W. Bell

Kenneth W. Bell

Chief Executive Officer

230 West 400 South, 1st Floor

Salt Lake City, UT 84101

Office:  801-578-9020

Fax:  801-578-9019

PACIFIC WEBWORKS [LOGO]

www.pacificwebworks.com